[Letterhead of Sutherland Asbill & Brennan LLP]

January 13, 2011

VIA E-MAIL AND EDGAR

Mr. Kevin Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Saratoga Investment Corp. (the “Company”) — Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-169135) filed on September 22, 2010 (the “Form N-2”)

Dear Mr. Rupert

We are submitting this letter to respond to the additional comments issued by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) delivered telephonically on January 11, 2011 and January 12, 2011, regarding the Form N-2.  The Staff’s comments are set forth below in italics and are followed by the Company’s responses.  References to the Form N-2 contained herein are to Pre-Effective Amendment No. 2 thereto that has been filed with the SEC on the date hereof.

1.             We re-issue Comment No. 3 from our prior comment letter. Specifically, the revised fee table presents a gross expense ratio of 10.49%. We note, however, that the Fund’s gross expense ratio for the year ended February 28, 2010 was 16.84%. The Fund’s currently reported gross expense ratios for the quarters ended May 31 and August 31 were 19.99% and 18.72%, respectively. Thus, the Fund expenses have increased since February 28, 2010. Please explain to the staff why 10.49% is the correct expense ratio in light of the Fund’s recent expense ratio history and its audited expense ratio of 16.84%, or revise the disclosure accordingly.

Response:             We have revised the disclosure accordingly to show an expense ratio of 16.84% which is equal to the expense ratio for the year ended February 28, 2010.  The expense ratio for the quarters ended May 31, 2010 and August 31, 2010 were greater than this expense ratio as a result of the incurrence of non-recurring expenses related to the recapitalization transaction described in the Form N-2. See page 9 of the Form N-2.

Financial Statements

2.             Please include disclosure that reconciles the difference between the net asset value of GSCIC CLO and the fair value of your investment in the subordinated debt of GSCIC CLO.

Response:             We have revised the disclosure accordingly in Note 4 to the Company’s financial statements.

3.             We refer to Note 4 of the Company’s financial statements.  Please update the May 31, 2010 financial statements of GSCIC CLO so that the age of the GSCIC CLO financial statements is consistent with the age of financial statements of the Company.  In addition, going forward, please ensure that the age of the financial statements of GSCIC CLO is consistent with the age of the Company’s financial statements in the Company’s periodic reports on Forms 10-K and 10-Q.

Response:             We have revised Note 4 to include financial statements as of and for the six months ended August 31, 2010 for GSCIC CLO.  Going forward, the Company will ensure that the age of GSCIC CLO’s financial statements is consistent with the age of the Company’s financial statements in the Company’s periodic reports.

4.             We refer to Note 4 to the Company’s financial statements.  Please add a statement of cash flows for GSCIC CLO as of August 31, 2010.

Response:             Currently, GSCIC CLO does not prepare a statement of cash flows, so we are unable to include a statement of cash flows for the six months ended August 31, 2010 at this time.  Beginning with the year ended February 28, 2011, however, and in all subsequent periodic reports, the Company will include a statement of cash flows for GSCIC CLO in the notes to its financial statements.

5.             We have reviewed your response to Comment No. 9 from our prior comment letter and re-issue the portion of the comment related to why the cost basis in the Terphane investment  decreased at various points in 2008 and 2009, while the principal amount of the investment did not change during such period of time.  Please tell us the reason why the cost basis in the Terphane investment decreased during such period of time.  Also, we note the absence of any disclosure in the Company’s periodic reports relating to the 2009 Terphane forbearance arrangement described in your prior response letter.

Response:             Given that the members of the Company’s current management team were not at the Company at the time of the occurrence of the matters referenced in the Staff’s comment, the Company has not been able to ascertain the reasons for the decrease in the cost basis of its investment in Terphane at various points in 2008 and 2009 or the absence of any specific disclosure in its periodic reports relating to the 2009 Terphane forbearance arrangement. However, the Company believes that it has appropriate controls and procedures in place to ensure that these events do not occur in the future.

*              *              *              *              *

In the event that the Company requests acceleration of the effective date of the Form N-2, the Company will furnish a letter, at the time of such request, acknowledging that:

•              it is responsible for the adequacy and accuracy of the disclosure in the filing relating to it;

•              should the SEC or the Staff declare the filing effective or clear the filing for mailing to stockholders, it does not foreclose the SEC from taking any action with respect to the filing;

•              the action of the SEC or the Staff in declaring the filing effective or clearing the filing for mailing to stockholders, does not relieve it from its full responsibility for the adequacy and accuracy of the disclosure in the filing relating to it; and

•              it may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Harry S. Pangas of Sutherland Asbill & Brennan LLP at (202) 383-0805.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:           Richard A. Petrocelli

Harry S. Pangas, Esq.